

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Matthew Wolfson
Chief Executive Officer
Electromedical Technologies, Inc
16561 N. 92nd Street, Suite 101
Scottsdale, AZ 85260

> **Re: Electromedical Technologies, Inc**
> **Registration Statement on Form S-1**
> **Filed February 26, 2021**
> **File No. 333-253589**

Dear Mr. Wolfson :

Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, you have not included audited financial statements for your most recently completed fiscal year, as required by Rule 8-08 of Regulation S-X. Please revise to include audited financial statements for the fiscal year ended December 31, 2020. For guidance, refer to the Division of Corporation Finance's Financial Reporting Manual Section 1220.3.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.

Please contact Jason L. Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander, Esq.